UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 17, 2006
Date of earliest event reported

Commission File Number
0-17187

LOGIC Devices Incorporated
(Exact name of registrant as specified in its charter)

California	**94-2893789**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

395 West Java Drive, Sunnyvale, California 94089
(Address of principal executive offices)
(Zip Code)

(408) 542-5400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01   Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

The Nasdaq Stock Market has approved the Company's application to transfer the listing of its common stock from the Nasdaq National Market to the Nasdaq Capital Market. The transfer is expected to be effective at the open of business on Tuesday, January 17, 2006. LOGIC Devices' common stock will continue to trade under the symbol, "LOGC," after the transfer is completed.

The Company's press release dated January 13, 2006, with respect thereto is annexed to this Report as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits:

99.1   Text of Press Release, dated January 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGIC Devices Incorporated
(Registrant)

Date: January 17, 2006   By: /s/ William J. Volz
                                                                   William J. Volz
                                                                   President and Chief Executive Officer

Date: January 17, 2006   By: /s/ Kimiko Milheim
                                                                   Kimiko Milheim
                                                                   Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts: Bill Volz, President
Kimiko Milheim, CFO
(408) 542-5400

LOGIC DEVICES ANNOUNCES APPROVAL TO TRANSFER
TO THE NASDAQ CAPITAL MARKET

Sunnyvale, Calif. (January 13, 2006) – LOGIC Devices Incorporated (Nasdaq: LOGC) today announced that The Nasdaq Stock Market has approved its application to transfer the listing of its common stock from the Nasdaq National Market to the Nasdaq Capital Market. The transfer is expected to be effective at the open of business on Tuesday, January 17, 2006. LOGIC Devices' common stock will continue to trade under the symbol, "LOGC," after the transfer is completed.

The Nasdaq Stock Market operates both the Nasdaq National Market and the Nasdaq Capital Market, which both have similar listing standards with respect to corporate governance. The Nasdaq National Market generally contains stocks issued by larger-sized companies, while the Nasdaq Capital Market generally contains stocks issued by smaller-sized companies. LOGIC Devices had been the smallest company listed on the Nasdaq National Market and more closely resembles in size the companies on the Nasdaq Capital Market.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this press release regarding expectations of future events are "forward-looking statements" involving risks and uncertainties, including, but not limited to, market acceptance risks, the effect of economic conditions and shifts in supply and demand, the impact of competitive products and pricing, product development, commercialization and technological difficulties, availability of capital, and capacity and supply constraints. Please refer to the Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for a discussion of risks in the most recent LOGIC Devices Annual Report on Form 10-K and the quarterly report under Form 10-Q.

LOGIC Devices is a fabless semiconductor manufacturer focused on developing high performance digital integrated circuits for applications requiring high-density embedded memory, high speed and low power consumption. LOGIC's product solutions meet the requirements of leading broadcast video, medical imaging, surveillance, instrumentation, and telecommunications companies. More information about LOGIC Devices is available at www.logicdevices.com.